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                           June 3, 2024

       Kathleen M. Boege
       Executive Vice President, General Counsel and Corporate Secretary Wintrust Financial Corporation
       9700 W. Higgins Road, Suite 800
       Rosemont, Illinois 60018

                                                        Re: Wintrust Financial
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed May 30, 2024
                                                            File No. 333-279835

       Dear Kathleen M. Boege:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance